UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to __________________________

Commission File Number 001-31921

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Compass Minerals International, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Compass Minerals International, Inc. 401(k) Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Compass Minerals International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material    misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
 /s/ KPMG LLP

We have served as the Plan’s auditor since 2024.

Minneapolis, Minnesota
June 25, 2025

Compass Minerals International, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2024	2023
Investments, at fair value (Notes 2 and 3)	$164,923,939	$149,136,006

Receivables
Employer contributions	170,777	99,410
Notes receivable from participants	3,817,505	3,277,011
Total receivables	3,988,282	3,376,421
Net assets available for benefits	$168,912,221	$152,512,427

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended
	December 31,
	2024	2023
Additions:
Investment income:
Net appreciation in fair value of investments	$20,185,379	$21,681,618
Interest and dividend income	1,673,766	1,129,490
Net investment income	21,859,145	22,811,108
Contributions:
Participants	8,377,832	8,622,214
Employer	5,644,210	5,675,885
Rollovers	592,711	1,138,881
Total contributions	14,614,753	15,436,980
Deductions:
Benefits paid to participants	(20,067,214)	(19,009,849)
Administrative expenses	(187,391)	(182,652)
Net increase in net assets available for benefits	16,219,293	19,055,587
Asset transfers in from other plans (Note 1)	180,501	—
Net assets available for benefits at beginning of year	152,512,427	133,456,840
Net assets available for benefits at end of year	$168,912,221	$152,512,427

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan

The following description of the Compass Minerals International, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a contributory, defined contribution plan covering eligible U.S. employees of Compass Minerals International, Inc. (the “Company” or “Compass Minerals”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On June 3, 2024 total assets of $180,501 were transferred into the plan as a result of the acquisition of Fortress North America, LLC. The amounts transferred are included in 2024 balances in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Contributions: Participants are allowed to contribute, on either a pre-tax or after-tax (Roth) basis, a percentage of their eligible compensation, as defined by the Plan, up to the lesser of 75% of their eligible compensation or the annual limit allowed by the Internal Revenue Code, as amended (the “Code”) – $23,000 in 2024 and $22,500 in 2023. Participants who are age fifty or older, and who contribute the maximum federal limit, are eligible to make an additional “catch-up contribution.” The maximum catch-up contribution was $7,500 in both 2024 and 2023. Participants may also elect to contribute to the Plan on an after-tax (non-Roth) basis. Participants may contribute from a minimum of 1% to a maximum of 100% of their eligible compensation on an after-tax basis, subject to the maximum allowed by Code rules. Newly-hired participants are automatically enrolled in the Plan at an initial, pre-tax contribution amount of 6% of their eligible compensation. Participants may terminate or change their contributions at any time subsequent to this automatic enrollment.

The Company contributes a non-discretionary matching contribution of 100% of a participant’s contribution (either pre-tax or Roth) on up to 6% of eligible compensation. The Company may also make profit-sharing contributions to the Plan at the discretion of the Company’s Board of Directors. Participants must be employed on the last day of the Plan year to be eligible for discretionary profit-sharing contributions, except in the case of a participant’s death, disability or retirement, as defined by the Plan. For the years ended December 31, 2024 and 2023, there were no discretionary profit-sharing contributions to the Plan. In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with the Code’s non-discrimination tests.

The Plan also allows participants to roll over part or all of an eligible distribution received by the participant from another qualified plan.

Participant accounts: Each participant’s account is credited with the participant’s contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution (if applicable) and Plan earnings or losses. Allocations are based on earnings or account balances as defined by the Plan. A participant is entitled to receive only the vested portion of their account balance at the time of a distributable event.

Eligibility: All U.S. employees of the Company and its participating subsidiaries are eligible to participate in the Plan after 30 days of service, with the exception of employees who are citizens of Puerto Rico, certain non-resident aliens, leased employees, student interns and independent contractors, who are excluded from eligibility pursuant to the provisions of the Plan. Further, employees covered by a collective bargaining agreement are eligible only to the extent participation in the Plan is part of the negotiated collective bargaining agreement.

Participant investment options: Each participant is responsible for directing the investment of his or her existing account balances and all future contributions made on his or her behalf among the designated investment alternatives, including shares of Compass Minerals common stock. Participants may change their investment options at any time throughout the year. However, participants who are subject to trading window restrictions for transactions in Compass Minerals common stock may not have the ability to change their investment in Compass Minerals common stock during specified periods.

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

Vesting: All participants are immediately vested in the portion of their Plan account related to participant contributions, rollover deposits, fixed Company contributions of funds to purchase Compass Minerals common stock and earnings or losses thereon. Participants hired before January 1, 2018, were immediately vested for non-discretionary Company matching contributions, while those hired on or after January 1, 2018, require a two-year vesting period. During participants’ first five years of employment, participants vest in the Company discretionary profit-sharing contributions, and any earnings or losses thereon, at a rate of 20% each year beginning on the participant’s first anniversary of employment.

Forfeitures: Forfeitures of terminated participants’ non-vested Company contributions are used to pay Plan administrative expenses and reduce employer contributions. The Plan used forfeitures of $109,696 and $122,509 to reduce employer contributions in 2024 and 2023, respectively. The Plan used forfeitures of $84,247 and $93,195 to pay Plan expenses in 2024 and 2023, respectively. The forfeiture balance of $501,344 and $269,980 as of December 31, 2024 and 2023, respectively, was included in investments at fair value on the statements of net assets available for benefits and was available to apply to future Plan administrative expenses or employer contributions.

Participant loans: Participants are able to borrow from their fund accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (which may be reduced if the participant has Plan loans outstanding) or 50% of their vested account balance. The loans are for terms of one to five years for general purpose loans and one to ten years for residential loans. The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates. Interest rates on outstanding loans as of December 31, 2024, ranged from 4.25% to 9.50%. Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging from 2025 through 2033.

Payment of benefits: Upon disability, retirement or other termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance. If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date. Vested account balances of less than $5,000 but greater than $1,000 will be rolled-over into an investment retirement account while vested account balances of $1,000 or less will be distributed in one lump sum payment, unless the participant or designated beneficiary elects otherwise. Withdrawals other than for disability, retirement or other termination of service are also permitted under certain circumstances provided by the Plan. Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions. An annuity form of payment is also available to certain participants.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Expenses incurred in the administration of the Plan, which consist primarily of trustee and record keeping fees, may be paid from Plan assets and, therefore, deducted from participant accounts, may be paid from forfeitures of non-vested Company contributions to the Plan or may be paid by the Company, in its discretion, on behalf of participants.

Note 2.    Significant Accounting Policies

The Plan’s significant accounting policies are as follows:

Basis of accounting: The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Investment valuation and income recognition: Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires the Company, as Plan administrator, to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of benefits: Benefit distributions are recorded when paid.

Notes receivable from participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is included in interest and dividend income. Any related fees are recorded as administrative expenses and expensed when incurred. No allowance for losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the remaining participant loan balance is recorded as a benefit payment.

Note 3.    Fair Value Measurements

As required by U.S. GAAP, the Plan’s investments are measured and reported at their estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. The following provides a description of the fair value hierarchy of inputs that may be used to measure fair value.

Level 1 – Quoted market prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than Level 1 that are either directly or indirectly observable; and
Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Company.

The Plan’s investments are measured using the following valuation methods:

Interest-bearing cash: The carrying amount of the Plan’s cash accounts approximates fair value.

Mutual funds: The fair value of these funds is determined using the net asset value based upon observable market quotations as of the close of business on the last trading day of the year.

Self-directed brokerage accounts: These accounts primarily consist of interest-bearing cash, for which the carrying amount approximates fair value, and mutual funds and common stock, which are valued based upon observable market quotations as of the close of business on the last trading day of the year.

Compass Minerals common stock: The fair value is based upon observable market quotations as of the close of business on the last trading day of the year.

Common collective trusts: The fair value of common collective trust funds is based on the net asset value per share (“NAV”) reported by the administrator of the respective common collective trust funds. The NAV is calculated daily and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The underlying assets are traded on an active market. There are no restrictions on redemptions related to the common collective trust funds.

As described above, each of the investments in the Plan portfolio have a readily determinable fair value based on the active market for identical assets and, therefore, each meet the criteria to be classified as a Level 1 investment.

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

The fair values of investments as of December 31, 2024 and 2023 are included in the tables below:

	December 31, 2024	Level 1	Level 2	Level 3
Interest-bearing cash(a)	$6,819,993	$6,819,993	$—	$—
Mutual funds	48,542,002	48,542,002	—	—
Self-directed brokerage account	1,909,790	1,909,790	—	—
Common collective trusts	106,647,954	106,647,954	—	—
Compass Minerals common stock	1,004,200	1,004,200	—	—
Investments at fair value	$164,923,939	$164,923,939	$—	$—

	December 31, 2023	Level 1	Level 2	Level 3
Interest-bearing cash(a)	$2,770,136	$2,770,136	$—	$—
Mutual funds	43,933,519	43,933,519	—	—
Self-directed brokerage account	1,431,753	1,431,753	—	—
Common collective trusts	99,156,628	99,156,628	—	—
Compass Minerals common stock	1,843,970	1,843,970	—	—
Investments at fair value	$149,136,006	$149,136,006	$—	$—
(a)The stock purchase account value of $638 and $720 as of December 31, 2024 and 2023, respectively, is included in the fair value of interest-bearing cash. The stock purchase account is used as a plan-level account in the recordkeeping of the purchase and sales of fractional shares of employer stock. Participants cannot invest their account balances in this fund.

Note 4.    Related Party and Parties-in-Interest Transactions

Plan investments include mutual funds and common collective trusts, which are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company, as Plan administrator and sponsor, is a party-in-interest to the Plan. At December 31, 2024 and 2023, the Plan held 89,262 and 72,827 shares, respectively, of Compass Minerals common stock with market values of $1,004,200 and $1,843,970, respectively. During 2024 and 2023, the Plan purchased $387,250 and $272,901, respectively, of Compass Minerals common stock and sold $224,612 and $306,901, respectively, of Compass Minerals common stock. The Company declared and paid dividends of $0.15 and $0.60 per share on Compass Minerals common stock during 2024 and 2023, respectively.

Note 5.    Income Tax

The underlying prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, stating that the written form of the underlying prototype document is qualified under Section 401 of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401 of the Code, and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of net assets available for benefits.

Note 7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Note 8.    Subsequent Event

Management has evaluated all subsequent event transactions and events from January 1, 2025 through June 25, 2025, the date on which these financial statements were available to be issued and have determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Compass Minerals International, Inc. 401(k) Savings Plan

Compass Minerals International, Inc. 401(k) Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
As of December 31, 2024

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares/Units	Current Value
	Columbia	Columbia Trust Dividend Income Fund Institutional 1 - Common Collective Trust	237,285.29	$4,040,968
	T. Rowe Price	International Discovery Fund – Mutual Fund	18,017.49	1,132,039
	BlackRock	Total Return Bond Fund Class 6 – Common Collective Trust	100,867.80	1,128,852
	Franklin Templeton	Franklin Small Cap Value GG Trust CIT Class R - Common Collective Trust	1,321.98	28,376
	Invesco US	Invesco Mid Cap Growth Trust Class B1 - Common Collective Trust	927.76	125,767
	MFS	MFS International Diversification Fund Class R3 - Mutual Fund	765.65	17,105
	Invesco US	Invesco Discovery Fund Class Y - Mutual Fund	2,073.41	250,779
	John Hancock	John Hancock Funds Disciplined Value Mid Cap Fund Class R6 - Mutual Fund	1,287.53	34,686
*	Compass Minerals International, Inc.	Common Stock	89,262.21	1,004,200
	Principal Trust	Principal LifeTime Hybrid Income CIT X - Common Collective Trust	20,410.53	448,623
	Principal Trust	Principal LifeTime Hybrid 2015 CIT X - Common Collective Trust	40,429.27	1,244,413
	Principal Trust	Principal LifeTime Hybrid 2020 CIT X - Common Collective Trust	67,255.86	2,325,708
	Principal Trust	Principal LifeTime Hybrid 2025 CIT X - Common Collective Trust	261,366.23	9,955,440
	Principal Trust	Principal LifeTime Hybrid 2030 CIT X - Common Collective Trust	387,203.72	16,041,850
	Principal Trust	Principal LifeTime Hybrid 2035 CIT X - Common Collective Trust	414,212.70	18,639,572
	Principal Trust	Principal LifeTime Hybrid 2040 CIT X - Common Collective Trust	325,221.11	15,743,954
	Principal Trust	Principal LifeTime Hybrid 2045 CIT X - Common Collective Trust	216,360.74	11,118,778
	Principal Trust	Principal LifeTime Hybrid 2050 CIT X - Common Collective Trust	196,556.45	10,389,974
	Principal Trust	Principal LifeTime Hybrid 2055 CIT X - Common Collective Trust	167,605.19	9,025,540
	Principal Trust	Principal LifeTime Hybrid 2060 CIT X - Common Collective Trust	142,702.59	3,700,278
	Principal Trust	Principal LifeTime Hybrid 2065 CIT X - Common Collective Trust	145,633.18	2,625,766
	Principal Trust	Principal LifeTime Hybrid 2070 CIT X - Common Collective Trust	4,930.36	64,095
*	Fidelity	Fidelity Growth Company Fund Class K6 - Mutual Fund	728,491.11	22,153,414
*	Fidelity	Fidelity Government Money Market Fund Class K6	6,819,354.59	6,819,355
*	Fidelity	Fidelity Small Cap Index Fund – Mutual Fund	49,616.08	1,373,373
*	Fidelity	Fidelity Middle Cap Index Fund – Mutual Fund	85,332.03	2,881,663
*	Fidelity	Fidelity 500 Index – Mutual Fund	67,697.91	13,823,236
*	Fidelity	Fidelity International Index – Mutual Fund	55,014.47	2,615,388
*	Fidelity	Fidelity U.S. Bond Index – Mutual Fund	185,508.98	1,895,902
	Fidelity**	Brokeragelink (self-directed)	—	1,909,790
	PIMCO	PIMCO Income A - Mutual Fund	224,754.43	2,364,417
*	Fidelity	Stock Purchase Cash Account	—	638
*	Participant Loans	Interest rates of 4.25% to 9.50% maturing through 2033	—	3,817,505
				$168,741,444

* Represents a party-in-interest.
** Includes Fidelity investments.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as Plan administrator for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. 401(k) SAVINGS PLAN

		By:	COMPASS MINERALS INTERNATIONAL, INC., as Plan Administrator

Date:	June 25, 2025	By:	/s/ Peter Fjellman
Name: Peter Fjellman
Title: Chief Financial Officer